

May 2, 2012

Via Email
Daniel Griesemer
Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

> **Re: Tilly's, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-175299**

Dear Mr. Griesemer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 4

1.   We note you disclosed only same store sales results for your most recent fiscal quarter ended April 28, 2012. Please tell us why you believe your presentation of this single financial measure is appropriate. Alternatively, please revise to (i) provide additional disclosure in order to place your financial measure into context and (ii) clarify why additional measures (e.g. net sales, income, income per share) have not been presented.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director